EXHIBIT 99.1

POET Wins “AI Innovator of the Year” Gold Prize at 2024 Merit Awards

MERIT AWARDS
TECHNOLOGY
AI Innovator of the Year
POET Technologies
GOLD

TORONTO, Oct. 01, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, was recognized today as the “AI Innovator of the Year” in the Technology category of the prestigious 2024 Merit Awards. The Gold Prize adds to the Company’s recent accolades, which include recognition by the 2024 AI Breakthrough Awards honor for “Best Optical AI Solution”.

“We are thrilled to honor POET Technologies as the AI Innovator of the Year. Their groundbreaking advancements in photonic technology are setting new standards in the AI industry, pushing the boundaries of innovation and creativity. This recognition is a testament to their leadership, vision, and commitment to revolutionizing AI solutions. We congratulate the entire team at POET Technologies on this well-deserved achievement,” says Marie Zander, Executive Director, Merit Awards.

Merit Awards winners in 2023 included notable companies such as Nvidia, Intel and Oracle. Founded in 2022, the Merit Awards are judged by industry executives, Merit Awards staff, media, and consultants. The awards recognize global leaders in a range of industries who are shaping the future.

“The POET Optical Interposer™ continues to gain accolades because the commercial viability of its applications are advancing the performance goals of the leaders in the AI networking and data center industries. Our recent agreements with Mitsubishi Electric, Luxshare Tech, and Foxconn Interconnect Technology demonstrate why industry observers are impressed by what the POET team has achieved,” says Dr. Suresh Venkatesan, POET Chairman & CEO. “Winning the Gold Prize as ‘AI Innovator of the Year’ is another validation for our platform technology. We thank the organizers of the Merit Awards for the honor and for shining a light on transformative companies around the world.”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

About Merit Awards

Designed to recognize the efforts put forth by global industries and the markets they serve, the Merit Awards will acknowledge companies that have contributed to the continued growth of the market. The Merit Awards are judged by industry executives, Merit Awards staff, members of the media and consultants. For more information please visit our website at http://www.merit-awards.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/3ac5fe82-d2cf-46e3-bc91-a913318387d6